UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CNFinance Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share, including in the form of American
Depositary Shares (“ADS”)

(each ADS representing twenty (20) Ordinary Shares)

(Title of Class of Securities)

18979T105**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 18979T105 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “CNF.” Each ADS represents twenty (20) ordinary shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18979T105	Page 2 of 5 Pages

1	Name of Reporting Person Bin Zhai
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 40,000,000 ordinary shares(1)
	6	Shared Voting Power 243,949,380 ordinary shares(1)
	7	Sole Dispositive Power 40,000,000 ordinary shares(1)
	8	Shared Dispositive Power 243,949,380 ordinary shares(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 283,949,380 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 20.1%(2)
12	Type of Reporting Person IN

(1) Includes (i) 40,000,000 ordinary shares, which Mr. Bin Zhai has the right to acquire within 60 days after December 31, 2019 upon the exercise of outstanding options granted by the Issuer; and (ii) 243,949,380 ordinary shares held by Kylin Investment Holdings Limited. Mr. Bin Zhai holds approximately 50% of the total outstanding shares of Kylin Investment Holdings Limited and serves as its sole director. As a result, Mr. Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 ordinary shares held by Kylin Investment Holdings Limited.

(2) The ownership percentage above is calculated based on 1,371,643,240 ordinary shares of the Issuer outstanding as reported by the Issuer in its Form 20-F for the year ended December 31, 2018 dated April 25, 2019, plus 40,000,000 ordinary shares which may be acquired by Mr. Bin Zhai within 60 days of December 31, 2019 upon exercise of outstanding options granted by the Issuer.

CUSIP No. 18979T105	Page 3 of 5 Pages

1	Name of Reporting Person Kylin Investment Holdings Limited
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 ordinary shares
	6	Shared Voting Power 243,949,380 ordinary shares
	7	Sole Dispositive Power 0 ordinary shares
	8	Shared Dispositive Power 243,949,380 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 243,949,380 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 17.8%(2)
12	Type of Reporting Person CO

(2) Based on 1,371,643,240 ordinary shares of the Issuer outstanding as reported by the Issuer in its Form 20-F for the year ended December 31, 2018 dated April 25, 2019.

CUSIP No. 18979T105	Page 4 of 5 Pages

Item 1(a).	Name of Issuer

CNFinance Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Office

44/F, Tower G

No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City

Guangdong Province 510620

People’s Republic of China

Item 2(a).	Names of Persons Filing

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under the Act: (i) Bin Zhai and (ii) Kylin Investment Holdings Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence

Bin Zhai

44/F, Tower G

No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City

Guangdong Province 510620

People’s Republic of China

Kylin Investment Holdings Limited

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola,

British Virgin Islands

Item 2(c)	Citizenship

Bin Zhai is a citizen of People’s Republic of China.

Kylin Investment Holdings Limited is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value US$0.0001 per share, including in the form of American Depositary Shares (“ADS”) (each ADS representing twenty (20) Ordinary Shares).

Item 2(e).	CUSIP Number

18979T105

This CUSIP number applies to the ADSs of the Issuer, each representing twenty (20) ordinary shares of the Issuer, par value US$0.0001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Bin Zhai(1)	283,949,380	20.1	%(2)	40,000,000	243,949,380	40,000,000	243,949,380
Kylin Investment Holdings Limited	243,949,380	17.8	%(3)	0	243,949,380	0	243,949,380

(1)	Includes (i) 40,000,000 ordinary shares, which Mr. Bin Zhai has the right to acquire within 60 days after December 31, 2019 upon the exercise of outstanding options granted by the Issuer; and (ii) 243,949,380 ordinary shares held by Kylin Investment Holdings Limited. Mr. Bin Zhai holds approximately 50% of the total outstanding shares of Kylin Investment Holdings Limited and serves as its sole director. As a result, Mr. Zhai may be deemed to have the power to direct voting and disposition of the 243,949,380 ordinary shares held by Kylin Investment Holdings Limited.

(2)

Based on 1,371,643,240 ordinary shares of the Issuer outstanding as reported by the Issuer in its Form 20-F for the year ended December 31, 2018 dated April 25, 2019, plus 40,000,000 ordinary shares which may be acquired by Mr. Bin Zhai within 60 days of December 31, 2019 upon exercise of outstanding options granted by the Issuer.

(3)	Based on 1,371,643,240 ordinary shares of the Issuer outstanding as reported by the Issuer in its Form 20-F for the year ended December 31, 2018 dated April 25, 2019.

CUSIP No. 18979T105	Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Bin Zhai

/s/ Bin Zhai
Bin Zhai

Kylin Investment Holdings Limited

By:	/s/ Bin Zhai
Name:	Bin Zhai
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Schedule 13G Joint Filing Agreement